ASX RELEASE | October 24, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT AND AMCI TO PARTNER TO MARKET BY-PRODUCTS

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Piedmont and Ion Carbon & Minerals, LLC (“Ion”), a division of the AMCI Group, have executed a letter of intent to partner to market the quartz, feldspar and mica to be produced at the Piedmont Lithium Project

•	Ion has strong relationships with industrial minerals customers throughout the United States
•	Ongoing testwork at SGS Lakefield will support sales and marketing efforts
•	Quartz, feldspar, and mica will provide important credits to lithium hydroxide production costs

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has entered into a Letter of Intent (“LOI”) with Ion Carbon & Minerals, LLC (“Ion”) to partner to market the quartz, feldspar, and mica produced at the Company’s Piedmont Lithium Project (“Project”).
Ion is wholly owned by the AMCI Group, a leading specialist natural resources investor and marketer with a long-standing track record of success across a broad range of commodities.  Ion has an extensive client base in North America which Piedmont and Ion will leverage to gain access to regional industrial minerals markets in the United States.
The LOI sets out the key terms on which Piedmont and Ion propose to partner for by-product marketing, including:
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The partnership will have exclusive rights to market quartz, feldspar, and mica production from the Project under a formal Marketing Agreement to be prepared on mutually agreeable terms and conditions;

•	The partnership will have an initial term of five years, with an option to extend for an additional five years by mutual agreement; and
•	The partnership will be owned and controlled by Ion and Piedmont and governed by a formal Operating Agreement to be prepared on mutually agreeable terms and conditions.
Ongoing testwork at SGS Lakefield will produce commercial by-product samples from Piedmont ore for delivery to prospective customers.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased to be partnering with Ion to develop the markets for our important mineral by-products.  Quartz, feldspar and mica represented a significant proportion of the revenue for the lithium mines operated in North Carolina from the 1950s to the 1990s.  These are significant and growing markets, particularly in the southeast where much of America’s glass, ceramics and building products production is based.  North Carolina alone is home to pure quartz, feldspar and mica mines, but mine depletions over the past several years have led to imports taking significant market share.  Piedmont is ideally located to enter these markets and should be a low-cost producer given the by-product nature of our activities.  We hope to secure important customer relationships over the course of 2020 to provide more clarity to the positive economic impact by-products should have on our Project.”
For further information, contact:
Keith D. Phillips | President & CEO	Anastasios (Taso) Arima | Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

PIEDMONT LITHIUM LIMITED

ABN 50 002 664 4953

www.piedmontlithium.com

+61 8 9322 6322

+61 8 9322 6558

info@piedmontlithium.com

New York Office

28 WE 44th Street, Suite 810

NEW YORK NY 10036

Registered Office

Level 9, 28 The Esplanade

PERTH WA 6000

About AMCI Group
The AMCI Group is a leading privately held owner and operator of global natural resources companies.  AMCI was founded in 1986 and operates across the energy and metals value chain with a focus on key industrial and energy commodities that are critical to global growth.
About Ion Carbon & Minerals LLC
Ion Carbon & Minerals LLC (“Ion”) was formed to provide a full spectrum of marketing and trading activities in carbon and specialty products essential for the production of steel, aluminum and other metals.  Ion’s strategy is to maintain and develop a diversified supply and customer base aimed towards mid and long-range contracts.  Ion’s offerings include a wide range of customer service solutions including customized logistics and financing.  Ion’s trading operations support and enhance the overall portfolio of AMCI, which has become one of the world’s leading, privately owned natural resources company across the value chain of Energy & Metals commodities.
About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources
The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian mining terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

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